SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 30, 2009

NB&T FINANCIAL GROUP, INC.

(Exact name of registrant as specified in its charter)

OHIO	0-23134	31-1004998
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer I.D. No.)

48 N. South Street, Wilmington, Ohio 45177

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (937) 382-1441

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Definitive Material Agreement.

On June 30, 2009, NB&T Financial Group, Inc. (“NBTF”), and Community National Corporation (“Community”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Community will be merged into NBTF. Immediately following the merger of Community into NBTF, Community National Bank (“Community Bank”), a national bank and wholly-owned subsidiary of Community, will be merged into The National Bank and Trust Company, a national bank and wholly-owned subsidiary of NBTF. A copy of the Merger Agreement is attached hereto as Exhibit 2.1.

Under the terms of the Merger Agreement, the shareholders of Community holding of record more than 1,500 shares will be entitled to elect to receive for each share of Community common stock $11.41 in cash, 0.761 common shares of NBTF, or a combination of both. Shareholders holding of record 1,500 or fewer Community shares will be entitled to receive for each share of Community common stock $11.41 in cash. The form of consideration to be received by each Community shareholder is subject to reallocation in order to ensure that 50% of the outstanding Community shares are exchanged for cash and 50% are exchanged for NBTF common shares. The consideration may also be reduced based on a reduction in the tangible net worth of Community prior to closing, and Community shareholders may receive additional cash consideration if Community collects certain insurance proceeds. The transaction is valued at approximately $6.8 million based on the $13.74 closing trade price for each NBTF common share most recently reported on The NASDAQ Stock Market and without any reduction based on the tangible net worth of Community and no insurance proceeds. The receipt of NBTF common shares by Community shareholders is expected to qualify as a tax-free exchange. As of June 30, 2009, Community had 624,458 common shares outstanding.

The merger is expected to close late in the fourth quarter of 2009, pending adoption of the Merger Agreement by the shareholders of Community, approval of the transaction by regulatory authorities and termination of a regulatory agreement, and the satisfaction of other customary closing conditions. The directors of Community have agreed to vote their shares in favor of adoption of the Merger Agreement.

Community had total assets of $99.2 million, deposits of $89.8 million, net loans of $66.4 million and stockholders’ equity of $8.8 million as of May 31, 2009. Community National Bank presently operates full-service banking offices in the communities of Franklin, Springboro, Centerville, Carlisle and Middletown, Ohio.

The description of the Merger Agreement set forth above does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed with this Current Report on Form 8-K as Exhibit 2.1.

NBTF and Community issued a joint press release on June 30, 2009, announcing the execution of the Merger Agreement. A copy of the joint press release is attached hereto as Exhibit 99.1.

Cautionary Statement

The Merger Agreement, which has been included to provide investors with information regarding its terms, contains representations and warranties of each of the parties. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules that the parties delivered to each other in connection with the execution of the Merger Agreement. In addition, certain representations and warranties were made as of a specific date, may be subject to a contractual standard of materiality different from those generally applicable to shareholders, or may have been used for purposes of allocating risk between the respective parties rather than establishing matters as facts. Accordingly, investors should not rely on the representations and warranties as characterizations of the actual state of facts, or for any other purpose, at the time they were made or otherwise.

Additional Information

NBTF will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 concerning the merger transaction. The Registration Statement will include a combined prospectus for the offer and sale of NBTF Common Shares to Community shareholders as well as a proxy statement of Community for the solicitation of proxies from its shareholders for use at the meeting at which the merger transaction will be voted upon. The combined prospectus and proxy statement and other documents filed by NBTF with the SEC will contain important information about NBTF, Community, and the merger transaction. We urge investors and Community shareholders to read carefully the combined prospectus and proxy statement and other documents filed with the SEC, including any amendments or supplements also filed with the SEC. Community shareholders in particular should read the combined prospectus and proxy statement carefully before making a decision concerning the merger transaction. Investors and shareholders will be able to obtain a free copy of the combined prospectus and proxy statement – along with other filings containing information about NBTF – at the SEC’s website at http://www.sec.gov. Copies of the combined prospectus and proxy statement, and the filings with the SEC incorporated by reference in the combined prospectus and proxy statement, can also be obtained free of charge by directing a request to NB&T Financial Group, Inc, 48 N. South Street, Wilmington, Ohio, 45177, attention Craig F. Fortin, Chief Financial Officer, telephone (937) 382-1441.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale is unlawful before registration or qualification of the securities under the securities laws of the jurisdiction. No offer of securities shall be made except by means of a prospectus satisfying the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 7.01	Regulation FD Disclosure.

The information set forth in Items 1.01 of this Current Report on Form 8-K and in the press release attached as Exhibit 99.1 is incorporated in this Item 7.01 by reference.

Item 9.01.	Financial Statements and Exhibits.

(a)	Not applicable

(b)	Not applicable

(c)	Not applicable

(d)	Exhibits. The following exhibits are being filed with this Current Report on Form 8-K:

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of June 30, 2009, by and between NB&T Financial Group, Inc. and Community National Corporation

99.1	Press Release issued jointly by NB&T Financial Group, Inc. and Community National Corporation on June 30, 2009

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signature on following page.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NB&T Financial Group, Inc.

By:	/s/ Craig F. Fortin
Craig F. Fortin
Chief Financial Officer

Date: June 30, 2009

INDEX TO EXHIBITS

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of June 30, 2009, by and between NB&T Financial Group, Inc. and Community National Corporation

99.1	Press Release issued jointly by NB&T Financial Group, Inc. and Community National Corporation on June 30, 2009